FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2004

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No     X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)

Date April 9, 2004	By	/s/ Hiroshi Kawashimo (Signature)* Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

* Print the name and title of the signing officer under his signature.

The following materials are included.

Annual Report filed with the Japanese government pursuant to the Securities and Exchange Law of Japan For the fiscal year ended December 31, 2003

[English summary with full translation of consolidated financial information]

Annual Report filed with the Japanese government
pursuant to the Securities and Exchange Law of Japan

For the fiscal year ended
December 31, 2003

CANON INC.
Tokyo, Japan

Disclaimer Regarding Forward-Looking Statements

This annual report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. and its subsidiaries. To the extent that statements in this annual report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this annual report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of exchange rate fluctuations; uncertainty as to economic condition, in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; uncertainty as to the recovery of computer and related markets; uncertainty of recovery in demand for Canon’s semiconductor production equipment; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign exchange rates; and inventory risk due to shifts in market demand.

Note:	Certain information that has been previously filed with the SEC in other reports, including English summaries of non-consolidated (parent company alone) financial information, is not included in this English translation.

I.	Corporate Information

(1)	Consolidated Financial Summary

	Millions of Yen (except per share amounts)
	Year ended December 31
	1999	2000	2001	2002	2003
Net sales	2,530,896	2,696,420	2,907,573	2,940,128	3,198,072
Income before income taxes and minority interest	156,072	227,196	281,566	330,017	448,170
Net income	70,234	134,088	167,561	190,737	275,730
Stockholders’ equity	1,202,003	1,298,914	1,458,476	1,591,950	1,865,545
Total assets	2,587,532	2,832,125	2,844,756	2,942,706	3,182,148
Net assets per share (Yen)	1,379.15	1,483.41	1,664.52	1,813.65	2,120.58
Earnings per share: basic (Yen)	80.66	153.66	191.29	217.56	313.81
Earnings per share: diluted (Yen)	79.50	151.51	188.70	214.80	310.75
Stockholders’ equity / total assets (%)	46.5	45.9	51.3	54.1	58.6
Net income / Stockholders’ equity (%)	6.0	10.7	12.2	12.5	15.9
Stock price earnings ratio (times)	50.3	26.0	23.6	20.5	15.9
Cash flows from operating activities	308,917	346,616	305,752	448,950	465,649
Cash flows from investing activities	(200,982)	(212,804)	(192,592)	(230,220)	(199,948)
Cash flows from financing activities	(122,823)	(100,597)	(121,228)	(183,714)	(102,039)
Cash and cash equivalents at end of period	480,453	493,962	506,234	521,271	690,298
Number of employees	81,009	86,673	93,620	97,802	102,567

Notes:

1	The Company’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States.

2	Consumption tax is excluded from the stated amount of net sales.

3	From the fiscal year ended December 31, 2001 (fiscal 2001), Canon has applied new accounting standards for sales incentives, and applied retroactively to the consolidated financial statements for the prior year.

(2)	Principal Businesses

The Canon Group consists primarily of the parent company, Canon Inc., 198 consolidated subsidiaries and 19 affiliated companies. Canon is one of the world’s leading manufacturers of copying machines, laser beam printers, inkjet printers and steppers and is also engaged in sales and marketing activities around the world. Although research and development is conducted primary by Canon Inc., manufacturing is spread between Canon Inc. and its manufacturing subsidiaries in Japan and overseas with links to specific business segments. Marketing and distribution activities are conducted mainly through sales subsidiaries, which have responsibility for specific geographic areas. In Japan, Canon’s products are mainly sold through Canon Sales Co., Inc. In overseas, Canon sells its products mainly through Canon U.S.A. Inc., Canon Europa N.V., Canon (UK) Ltd., Canon France S.A., Canon Deutschland GmbH, Canon (China) Co., Ltd. and Canon Singapore Pte. Ltd.

The main products and main manufacturing companies for each business segment are as follows:

The Business machine product group

Office imaging products

Office imaging products include office network digital MFDs, color network digital MFDs, office copying machines, personal-use copying machines and full-color copying machines.

Computer peripherals

Computer peripherals include laser beam printers, inkjet printers, inkjet multifunction peripherals and image scanners.

Business information products

Business information products include micrographic equipment, personal computers and calculators.

The main manufacturing companies for the business machine product group are as follows:

Canon Inc.
Canon Electronics Inc.
Canon Finetech Inc.
Nisca Corporation
Canon Chemicals Inc.
Canon Components, Inc.
Canon Precision Inc.
Nagahama Canon Inc.
Oita Canon Materials Inc.
Ueno Canon Materials Inc.
Fukushima Canon Inc.
Canon Virginia, Inc.
Canon Giessen GmbH
Canon Bretagne S.A.S.
Canon Dalian Business Machines, Inc.
Canon Zhuhai, Inc.
Canon Zhongshan Business Machines Co., Ltd.
Canon (Suzhou) Inc.
Canon Electronic Business Machines (H.K.) Co., Ltd.
Canon Hi-Tech(Thailand) Ltd.
Canon Vietnam Co., Ltd.
*Lotte Canon Co., Ltd.

The Camera product group

Cameras

The camera product group includes single lens reflex (“SLR”) cameras, compact cameras, digital cameras and digital video camcorders.

The main manufacturing companies for the camera product group are as follows:

Canon Inc. Oita Canon Inc. Canon Inc., Taiwan Canon Zhuhai, Inc. Canon Opto (Malaysia) Sdn.Bhd.

The Optical and other products product group

Optical and other products

The optical and other products product group includes steppers for semiconductor chip production, mirror projection mask aligners used in the production of LCDs, television broadcasting lenses and medical equipment.

The main manufacturing companies for the Optical and other products product group are as follows:

Canon Inc. Canon Electronics Inc. Canon N.T.C., Inc. Canon Components, Inc. Canon Precision Inc. *TECH Semiconductor Singapore. Pte. Ltd.

Notes:

1	Companies with asterisk(*) are affiliated companies that are accounted for on equity basis.

2	Canon Precision Inc. and its subsidiary, Hirosaki Precision Inc., have merged and became as Canon Precision Inc. on January 1, 2004. On the same date, Canon N.T.C. Inc. changed its name to Canon Semiconductor Equipment Inc. and also newly established a company through spin off and named it as Canon Ecology Industry Inc.

3	Effective 1st half of fiscal 2003, Canon has revised the product categories contained within the Business machines segment. The new categories are: “Office imaging products,” “Computer peripherals,” and “Business information products.”

(3)	Number of Employees

Canon’s number of employees by product group are summarized as follows:

Number of Employees by product group	As of Dec. 31, 2003
Business Machines	68,291
Cameras	15,856
Optical and other products	13,231
Corporate	5,189

Total	102,567

II.	The Business

(1)	Operating Results

Looking back at the global economy in 2003, although economic conditions in the United States remained stagnant during the first half of the year, a recovery quickly took hold from the third quarter, led by healthy consumer spending resulting from tax cuts, and growth in capital investment in the private sector, which was supported by low-interest rate monetary policy. The economies of Europe remained flat through most of 2003, although an increase in exports accompanying the upturn in the U.S. economy pointed to signs of a recovery in the region in the latter half of the year. Asian economies grew substantially during 2003, particularly in China, as the adverse effects of the Severe Acute Respiratory Syndrome (SARS) epidemic were kept to a minimum. In Japan, while there were no signs of a turnaround in consumer spending or employment and income conditions, a gradual recovery was evident during the second half of the year as exports and capital investment showed steady improvement.

With respect to the markets in which the Canon Group operates, demand for digital cameras and digital video camcorders continued to expand in 2003. While shifting business demand toward multifunctionality and color stimulated strong sales of network digital multifunction devices (MFDs), computer peripherals, which mainly consist of printers, struggled amid severe price competition. In the field of optical products, the semiconductor-production equipment market began to show signs of a recovery while increased demand for liquid crystal display (LCD) televisions fueled growth in the market for projection aligners, used in the production of LCDs. The average value of the yen in 2003 was ¥115.61 to the U.S. dollar, and ¥131.02 to the euro, representing an appreciation of 8% against the U.S. dollar, and a depreciation of 10% against the euro, compared with the previous year.

Amid these conditions, Canon’s consolidated net sales in 2003 totaled ¥3,198.1 billion, marking the first time the company has surpassed the ¥3,000 billion level. The achievement represents a 8.8% increase from the previous year, owing to significant growth in sales of digital cameras and color network digital MFDs. Net income for the year also rose 44.6% to ¥275.7 billion. Canon achieved record highs in both consolidated net sales and net income, and the fourth consecutive year of sales and profit growth. Canon’s gross profit increased by 14.9% compared to the previous year, boosted by an increase in sales volume as well an improved gross profit ratio, made possible through R&D reforms supporting the timely launch of competitive new products, and cost savings realized through sustained production reforms. Selling, general and administrative expenses increased by 9.6% from the previous year as R&D expenditures grew 10.9% to ¥259.1 billion and advertising and other marketing expenses increased markedly, reflecting management’s policy to strengthen the company’s corporate and brand images. Consequently, operating profit in 2003 significantly increased by 31.2% to ¥454.4 billion. Other income (deductions) improved by ¥10.1 billion, owing to the increase in net interest income resulting from the company’s strengthened financial condition, in addition to the decrease in currency exchange losses and improved equity affiliates earnings. As a result, income before income taxes and minority interests in 2003 totaled ¥448.2 billion, a 35.8% increase from fiscal 2002. The effective tax rate during the term declined by 4.5% compared with fiscal 2002 due to an increased tax credit for R&D expenditures arising from an amendment to Japanese tax regulations. Consequently, net income in 2003 increased substantially by 44.6% to ¥275.7 billion, which exceeds the growth rate of income before income taxes.

Canon’s annual results by business segment are summarized as follows:

In the business machine segment, demand for network digital MFDs, which are grouped in the office imaging products sub-segment, appears to be shifting from monochrome machines to color models, as well as a trend toward higher-end features. Additionally, the Color imageRUNNER C3200/iRC3200N, Canon’s first color offerings in the high-end imageRUNNER (iR)-series lineup, was well received in Japan and overseas markets, and contributed significantly to increased sales of office imaging products. Among monochrome network digital MFDs, the high-end iR5000 series and iR105 models continued to record strong sales during the term. Overall, year-on-year sales of office imaging products increased 3.7%. In the field of computer peripherals, sales of which were flat in the previous year due to inventory adjustment by Canon’s OEM partner, a recovery in orders fueled robust growth in terms of unit sales during 2003, especially among personal models. Inkjet printers also performed well, with sales of the i560 and i860 remaining brisk, and a large rise in unit sales of such products as the MultiPASS MP700/MP730 high-speed multifunction inkjet systems. As a result, despite the adverse effect of severe price competition, sales of computer peripherals in 2003 increased by 3.2%. Conversely, sales of business information products, including computers, micrographics and calculators, decreased by 16.1% due to the intentional curtailing of sales of personal computer in the domestic market. Collectively, sales of business machines in 2003 totaled ¥2,273.9 billion, a year-on-year increase of 2.1%. In addition to cost-cutting measures and the introduction of new price-competitive products, which contributed to an improvement in the gross profit ratio, a steady increase in sales volume boosted operating profit in 2003 by 18.5% to ¥487.1 billion.

In the camera segment, amid the continued strong demand for digital cameras worldwide, Canon launched several new compact digital cameras in 2003, including six new PowerShot-series models and three new DIGITAL ELPH-series. These new products, led by the PowerShot S400 DIGITAL ELPH, contributed greatly to an increase in sales. Canon’s digital SLR cameras also enjoyed robust sales growth, bolstered by the introduction of a new product lineup, including the EOS 10D, launched in the first half of 2003, and the EOS Digital Rebel, launched in September. Sales of conventional film cameras, however, continued to decline amid the increasing popularity of digital models and price competition. In the field of digital video camcorders, the six new products Canon launched during the year, including the OPTURA 300, contributed to increased sales. The camera segment as a whole continued to achieve significant sales growth of 34.5%, totaling ¥653.5 billion in 2003. Operating profit for the camera segment appreciably advanced 79.7% to ¥126.3 billion, attributable to the rapid growth in sales of digital cameras, along with a significant improvement in the gross profit ratio, made possible through effective cost-saving initiatives.

In the optical and other products segment, sales of aligners for the production of LCDs displayed notable growth as the PC monitor industry continued its shift from cathode-ray tube(CRT) to LCD computer displays, and the LCD television market continued to expand, while sales of steppers, used for the production of semiconductors, also increased as the semiconductor market began to show signs of a turnaround. Accordingly, sales of optical and other products totaled ¥270.6 billion, a year-on-year increase of 18.6%. Despite increased sales for the segment, the gross profit ratio decreased in 2003 due to severe competition in the market and a one-time expense for the disposal of inventories, resulting in an operating loss of ¥11.4 billion for the term.

Annual results by domestic and overseas company location are summarized as follows:

Japan

Sales increased by 8.6% to ¥856.9 billion despite a decrease in sales of personal computers. The results were mainly attributable to increased sales of office network digital MFDs, color network digital MFDs, digital cameras and semiconductor-production equipment. Geographical operating profit rose 24.5% to ¥493.6 billion.

Americas

Sales increased by 3.7% to ¥1,045.0 billion despite a decrease in sales of inkjet printers and office copying machines. The results were mainly attributable to robust increased sales of digital cameras. Geographical operating profit rose 14.2% to ¥54.6 billion.

Europe

Sales increased by 13.6% to ¥968.9 billion and geographical operating profit rose 24.9% to ¥26.5 billion. The results were mainly attributable to steady increased sales of digital cameras and laser beam printers, and remain the depreciation of the yen against the euro.

Asia and others

Sales increased by 12.6% to ¥327.3 billion, mainly due to an increase in digital cameras and semiconductor-production equipment sales. Geographical operating profit also rose 33.6% to ¥24.1 billion.

Cash Flows

Cash and cash equivalents increased by ¥169.0 billion from the end of the previous year, to ¥690.3 billion at the end of 2003.

Cash flows from operating activities

Cash flow from operating activities in 2003 increased by ¥16.7 billion from the previous year to ¥465.6 billion, mainly due to the substantial increase in net income and an increase in depreciation.

Cash flows from investing activities

Capital expenditures for the period totaled ¥210.0 billion, which was mainly to expand production capabilities in Japan and overseas. Cash flows from investing activities in 2003 decreased by ¥30.3 billion from the previous year to ¥199.9 billion, including a ¥12.7 billion outlay for the acquisition of Sumitomo Metal System Solutions Co., Ltd., now Canon System Solutions Inc. As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, totaled ¥265.7 billion.

Cash flows from financing activities

Cash flow from financing activities recorded an outlay of ¥102.0 billion in 2003, a decrease of ¥81.7 billion from the previous year. The outlay mainly resulted from active efforts to repay short-term and long-term loans towards the goal of improving the company’s financial position, including the redemption of ¥10.0 billion in debentures.

(2)	Managerial Issues to be Addressed

While the global economies appear to be headed towards recovery, uncertainties such as the post-war reconstruction of Iraq have created an unpredictable and challenging business environment for our Company that may continue for some time. Against this backdrop, Canon has entered the fourth year of Phase II (2001 to 2005) of its “Excellent Global Corporation Plan.” We will strive to undertake further reforms that will allow us to overcome adverse changes in the operating environment and build a highly profitable business structure.

Because of our high percentage of overseas sales, insulating our earnings from fluctuations in the foreign exchange markets is a crucial issue. In order to accomplish this, we need to attain further cost reductions by establishing rigid cost controls that can weather even severe foreign exchange conditions; we must use the shared knowledge bases of our development and production divisions to create low-cost factory automation, to pursue the goals of no-inspection and no-prototype manufacturing, and strive in everyway to lower costs.

In order to be able to create hit products, differentiation is critical. Going forward, we need to strategically promote both key devices that feature our unique technologies and the in-house production of key components, as well as to create a solid developmental structure that allows us to integrate advanced technologies so that we are able to bring high value-added products to market.

Canon needs to promote diversification. In addition to focusing efforts on starting up our highly promising SED business, we also need to make efficient use of our existing technologies and resources to expand our core business areas.

We need to build up an infrastructure that will strengthen both our research and development and our production technologies. Therefore, in addition to utilizing new facilities, we will upgrade existing facilities, manufacturing plants, and research and development facilities to strengthen our cutting-edge and mass production technologies.

In order to bring about fair working conditions, we need to firmly put in place a personnel system based on performance. Furthermore, we need to create a human resources infrastructure that will lead to strict enforcement of corporate ethics, and a corporate culture where misconduct can be prevented before it happens.

(3)	R&D Expenditure

Canon has positioned fiscal 2003 as the midway point of PhaseII (2001-2005) of the “Excellent Global Corporation Plan”. Canon has been making efforts to build R&D capabilities which enables us to acquire a top share in every main business area and to continually create new business opportunities one after another by the year of 2005. Canon’s R&D expenditures for the fiscal 2003 totaled ¥259,140 million.

R&D expenditures by product group are summarized as follows:

	Millions of Yen
R&D Expenditure by product group	2003	2002
Business Machines	119,112	110,290
Cameras	31,687	25,975
Optical and other products	26,708	20,632
Corporate	81,633	76,772

Total	259,140	233,669

III.	Property, Plant and Equipment

(1)	Capital Investment

During the year ended December 31, 2003, the Company invested a total of ¥210,038 million in property, plant and equipment, with emphasis on production facilities in such strategically important areas as key components and devices, business machines products and optical products equipment. Capital investment by product is summarized as follows:

Product group	Millions of Yen	Principal use
Business Machines	105,700	Enhancing of the production capacity and laborsaving facilities
Cameras	25,894	Enhancing of the production capacity and laborsaving facilities
Optical and other products	31,483	Enhancing of the production capacity
Corporate	46,961	Rationalization of the R&D and administration facilities

Total	210,038

(2)	Prospect of Capital Investment in fiscal 2004

Product group	Millions of Yen	Principal use
Business Machines	120,000	Enhancing of the production capacity
Cameras	44,000	Enhancing of the production capacity
Optical and other products	60,000	Enhancing of the production capacity
Corporate	76,000	Rationalization of the R&D and administration facilities

Total	300,000

IV.	Shares

(1)	Shares

Total number of authorized shares is 2,000,000,000 shares.

The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, Frankfurt and New York stock exchanges.

Total outstanding shares, capital stock and number of shareholders are as follows:

	As of the end of	Increase/Decrease	As of the end of
	the Previous Term	during This Term	This Term
Total outstanding shares (share)	879,136,244	2,202,401	881,338,645
Capital stock (Yen)	167,242,433,582	1,649,598,349	168,892,031,931
Number of shareholders (person)	34,148	787	34,935

Note:	The increase of the total outstanding shares and capital stock during this term reflects the conversion of convertible debt into shares.

(2)	Major Shareholders (Top ten shareholders)

	(as of Dec. 31, 2003)
	Number of shares held	Number of shares held /
	(thousands of shares)	Number of shares issued
State Street Bank and Trust Company	63,441	7.20%
Japan Trustee Services Bank, Ltd. (Trust Account)	61,301	6.96%
The Dai-Ichi Mutual Life Insurance Co.	59,090	6.70%
The Master Trust Bank of Japan, Ltd. (Trust Account)	43,277	4.91%
Mizuho Corporate Bank,Ltd.	32,784	3.72%
The Chase Manhattan Bank,N.A. London	28,297	3.21%
Moxley and Co.	27,717	3.15%
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	21,366	2.42%
Mellon Bank Treaty Clients Omnibus	18,076	2.05%
Sompo Japan Insurance Inc.	15,273	1.73%

Total	370,626	42.05%

(3)	Stock Price Transition

The following table sets forth the yearly reported high and low sales prices of the Company’s common stock on the Tokyo Stock Exchange from fiscal 1999 to fiscal 2003:

	(Yen)
	1999	2000	2001	2002	2003
High	4,200	5,620	5,330	5,250	6,210
Low	2,170	3,400	3,150	3,620	3,910

The following table sets forth the monthly reported high and low sales prices of the Company’s common stock on the Tokyo Stock Exchange for the second half of fiscal 2003:

	(Yen)
	July	August	September	October	November	December
High	6,120	5,890	6,210	5,650	5,550	5,210
Low	5,430	5,500	5,280	5,100	4,620	4,650

V.	Changes in Directors

Newly-appointed Directors

Director : Masahiro Osawa (Deputy Group Executive of Finance & Accounting Headquarters)
Director : Keijiro Yamazaki (Deputy Group Executive of Human Resources Management &Organization Headquarters)
Director : Shunichi Uzawa (Deputy Group Executive of SED Development Headquarters)
Director : Masaki Nakaoka (Deputy Chief Executive of Office Imaging Products Operations)
Director : Toshiyuki Komatsu (Deputy Group Executive of Leading-Edge Technology Development Headquarters)
Director : Shigeyuki Matsumoto (Group Executive of Device Technology Development Headquarters)
Director : Haruhisa Honda (Deputy Chief Executive of Chemical Products Operations)

Retired Directors

Senior Managing Director : Ichiro Endo Senior Managing Director : Akira Tajima Managing Director : Takashi Saito Director : Teruomi Takahashi

Newly-appointed Auditors

Corporate Auditor : Teruomi Takahashi Corporate Auditor : Kunihiro Nagata

Retired Auditors

Corporate Auditor : Kohtaro Miyagi Corporate Auditor : Masaharu Aono

Promoted Directors

Managing Director : Hironori Yamamoto (Group Executive of Core Technology Development Headquarters )

VI.	Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2003 and 2002

	Millions of yen
	2003	2002
Assets
Current assets:
Cash and cash equivalents (note 6)	690,298	521,271
Marketable securities (note 3)	1,324	7,255
Notes Receivables	28,880	26,456
Accounts Receivables	524,549	484,162
Allowance for doubtful receivables	(14,423)	(12,031)
Finished goods	305,414	288,592
Work in process	124,410	127,769
Raw materials	14,420	15,890
Prepaid expenses and other current assets (note 8)	255,905	245,610

Total current assets	1,930,777	1,704,974
Noncurrent receivables (note 15)	16,543	20,568
Investments
Investments in Affiliated Companies (note 5)	24,806	30,007
Other (note 3)	54,106	34,030

Total Investments	78,912	64,037
Property, plant and equipment (note 6)
Land	177,953	167,848
Buildings	766,398	743,473
Machinery and equipment	990,638	962,037
Construction in progress	29,627	34,640

Subtotal	1,964,616	1,907,998
Accumulated depreciation	(1,118,183)	(1,077,694)
Property, plant and equipment, net	846,433	830,304
Other Assets (notes 4,7,and 8)	309,483	322,823
Total assets	3,182,148	2,942,706

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term loans (note 6)	2,941	47,748
Long-term debt due within one year (note 6)	36,195	19,006
Notes Payables	47,771	62,894
Accounts Payables	343,410	345,570
Income Taxes (note 8)	83,064	80,169
Accrued expenses (note 15)	193,657	154,621
Other current liabilities (note 8)	120,265	91,832

Total current liabilities	827,303	801,840
Long-term debt, excluding current installments (note 6)	59,260	81,349
Accrued pension and severance cost (note 7)	238,001	285,129
Other noncurrent liabilities (note 8)	30,843	26,193

Total liabilities	1,155,407	1,194,511

	Millions of yen
	2003	2002
Minority interests	161,196	156,245

Stockholders’ equity:
Common stock (notes 6 and 9)	168,892	167,242
(Authorized shares)	(2,000,000,000)	(2,000,000,000)
(issued shares)	(881,338,645)	(879,136,244)
Additional paid-in capital (notes 6 and 9)	396,939	394,088
Retained earnings
Legal reserve (note 10)	39,998	38,803
Retained earnings (notes 5, 8 and 10)	1,410,442	1,164,445

Total Retained earnings	1,450,440	1,203,248
Accumulated other comprehensive income (loss) (notes 3, 7, 8, 12 and 14)	(143,275)	(166,467)
Treasury stock at cost	(7,451)	(6,161)
(Number of shares)	(1,606,513)	(1,373,557)
Total stockholders’ equity	1,865,545	1,591,950

Total liabilities and stockholders’ equity	3,182,148	2,942,706

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Income
Years ended December 31, 2003 and 2002

	Millions of yen
	2003	2002
Net sales	3,198,072	2,940,128
Cost of sales	1,589,172	1,540,097

Gross profit	1,608,900	1,400,031
Selling, general and administrative expenses	1,154,476	1,053,672

Operating profit	454,424	346,359
Other income (deductions):
Interest and dividend income	9,284	9,198
Interest expense	(4,627)	(6,788)
Other, net	(10,911)	(18,752)

	(6,254)	(16,342)

Income before income taxes and minority interests	448,170	330,017
Income taxes (note 8)	162,653	134,703

Income before minority interests	285,517	195,314
Minority interests	9,787	4,577

Net income	275,730	190,737

	Yen
Earnings per share (notes 1(r) and 13):
Basic:
Net income	313.81	217.56
Diluted:
Net income	310.75	214.80

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
Years ended December 31, 2003 and 2002

	Millions of yen
	2003	2002
Common stock:
Balance at beginning of year	167,242	165,287
Conversion of convertible debt (notes 9 and 11)	1,650	1,955

Balance at end of year	168,892	167,242

Additional paid-in capital:
Balance at beginning of year	394,088	392,456
Conversion of convertible debt and other (notes 9 and 11)	1,649	1,953
Share issued for acquisition of minority interest (notes 9 and 11)	—	1,052
Capital transactions by consolidated subsidiaries	1,202	(1,373)

Balance at end of year	396,939	394,088

Legal reserve:
Balance at beginning of year	38,803	38,330
Transfers from retained earnings (note 10)	1,195	477
Other	—	(4)

Balance at end of year	39,998	38,803

Retained earnings:
Balance at beginning of year	1,164,445	997,848
Net income for the year	275,730	190,737
Cash dividends (note 10)	(28,538)	(23,663)
Transfers to legal reserve (note 10)	(1,195)	(477)

Balance at end of year	1,410,442	1,164,445

Accumulated other comprehensive income (loss) (notes 3, 7, 8, 12 and 14):
Balance at beginning of year	(166,467)	(135,168)
Other comprehensive income (loss) for the year, net of tax	23,192	(31,299)

Balance at end of year	(143,275)	(166,467)

Treasury stock:
Balance at beginning of year	(6,161)	(277)
Purchase	(1,290)	(5,884)

Balance at end of year	(7,451)	(6,161)

Total stockholders’ equity	1,865,545	1,591,950

Disclosure of comprehensive income:
Net income for the year	275,730	190,737
Other comprehensive income (loss) for the year, net of tax (note 12)	23,192	(31,299)

Total comprehensive income for the year	298,922	159,438

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2003 and 2002

	Millions of yen
	2003	2002
Net income	275,730	190,737
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	183,604	165,260
Loss on disposal of property, plant and equipment	12,639	13,137
Deferred income taxes	(3,035)	(1,788)
Increase in trade receivables	(36,638)	(47,077)
(Increase) decrease in inventories	(15,823)	14,029
Increase in trade payables	1,129	64,040
Increase in income taxes	3,441	14,935
Increase in accrued expenses	37,131	12,901
Other, net	7,471	22,776

Net cash provided by operating activities	465,649	448,950

Cash flows from investing activities:
Capital expenditure	(210,038)	(198,702)
Proceeds from sale of property, plant and equipment	9,354	11,971
Payment for purchase of available-for-sale securities	(249)	(2,751)
Proceeds from sale of available-for-sale securities	6,544	1,099
Payment for purchase of other investments	(24,341)	(30,331)
Other	18,782	(11,506)

Net cash used in investing activities	(199,948)	(230,220)

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2003 and 2002

	Millions of yen
	2003	2002
Cash flows from financing activities (note 11):
Proceeds from long-term debt	4,132	10,609
Repayment of long-term debt	(25,301)	(60,690)
Decrease in short-term loans	(49,224)	(101,125)
Dividends paid (note 10)	(28,538)	(23,663)
Payment for purchase of treasury stock	(1,071)	(5,884)
Other	(2,037)	(2,961)

Net cash used in financing activities	(102,039)	(183,714)

Effect of exchange rate changes on cash and cash equivalents	5,365	(19,979)

Net change in cash and cash equivalents	169,027	15,037
Cash and cash equivalents at beginning of year	521,271	506,234

Cash and cash equivalents at end of year	690,298	521,271

Supplementary Information
Cash paid during the year for:
Interest	4,570	6,890
Income taxes	162,247	121,556

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared the consolidated financial statements in accordance with accounting principles generally accepted in the United States and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan. Foreign subsidiaries maintain their books in conformity with financial accounting standards of the countries of their domicile.

The accompanying consolidated financial statements reflect the adjustments but not recorded in the books of account, which management believes are necessary to conform them with accounting principles generally accepted in the United States of America.

In the accompanying consolidated financial statements, the segment information is disclosed in conformity with financial accounting standards of Japan, but not disclosed under accounting principles generally accepted in the United States of America.

The number of the consolidated subsidiaries and the affiliated companies that were accounted for on the equity basis for the year ended December 31,2003 and 2002 are summarized as follows:

	2003	2002
Consolidated subsidiaries	198	195
Affiliated companies that were accounted for on the equity basis	19	19

Total	217	214

(b)	Description of Business

The Company and subsidiaries (collectively “Canon”) is a high-technology oriented company which operates globally and has numerous core businesses. Originally a 35mm camera maker, Canon is now one of the world’s leading manufacturers in other fields, such as office imaging products (mainly copying machines and digital multifunction devices), and computer peripherals (mainly laser beam and inkjet printers). Canon’s products also include business information products such as computers, micrographics and calculators. Canon’s camera business consists mainly of SLR cameras, compact cameras, digital cameras and video camcorders. Optical related products include steppers and aligners used in semiconductor chip production, projection aligners used in the production of liquid crystal displays (LCDs), broadcasting lenses and medical equipment. Canon’s sales in the years ended December 31, 2003 and 2002 were distributed as follows: office imaging products 33% and 35%, computer peripherals 34% and 36%, business information products 4% and 5%, cameras 20% and 16%, and optical and other products 9% and 8%, respectively.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Approximately 73% and 73% of consolidated net sales for the years ended December 31, 2003 and 2002 were generated outside Japan, with 33% and 34% in the Americas, 30% and 29% in Europe, and 10% and 10% in other areas, respectively.

Canon’s manufacturing operations are conducted primarily at 18 plants in Japan and 14 overseas plants which are located in the United States, Germany, France, Taiwan, China, Malaysia, Thailand and Vietnam.

Canon sells laser beam printers on an OEM basis to Hewlett-Packard Co.; such sales constituted approximately 20% and 21% of consolidated net sales for the years ended December 31, 2003 and 2002, respectively.

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries after elimination of all significant intercompany balances and transactions.

In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities”, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003. For any variable interest entities (“VIEs”) that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. Canon was required to apply FIN 46R to special-purpose entities in consolidated financial statements as of December 31, 2003, and to other VIEs in consolidated financial statements as of March 31, 2004. The adoption of FIN 46R did not have and is not expected to have a material effect on Canon’s consolidated financial position and results of operations.

(d)	Cash Equivalents

For purposes of the statements of cash flows, Canon considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(e)	Translation of Foreign Currencies

Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards No. 52 (“SFAS 52”), “Foreign Currency Translation”. Under SFAS 52, assets and liabilities of the Company’s subsidiaries located outside Japan with functional currencies other than Japanese yen are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Gains and losses resulting from translation of financial statements are excluded from the consolidated statement of income and are reported in other comprehensive income (loss). Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from other foreign currency transactions are included in other income (deductions).

(f)	Marketable Securities and Investments

Canon classifies its debt and equity securities into one of three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities with respect to which Canon has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized.

A decline in fair value of any available-for-sale or held-to-maturity security below the amortized cost basis that is deemed to be other than temporary results in a write-down of the amortized cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings.

On a continuous basis, but no less frequently than at the end of each quarter period, Canon evaluates the cost basis of an available-for-sale security for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include: the degree of change in ratio of market prices per share to book value per share at date of evaluation compared to that at date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the fair value of an available-for-sale security relative to the cost basis of the investment, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors.

Canon evaluates the cost basis of a held-to-maturity security for possible impairment by taking into consideration the financial condition, business prospects and credit worthiness of the issuer.

Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income (loss) into earnings was determined by the specific identification method.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(g)	Allowance for Doubtful Receivables

Canon recognizes allowance for doubtful receivables to ensure trade and financing receivables are not overstated due to uncollectibility. Allowance for doubtful receivables is maintained for all customers based on a variety of factors, including the length of time receivables are past due, macroeconomic conditions, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted.

(h)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

(i)	Impairment of Long-Lived Assets

Canon adopted Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets” on January 1, 2002. The adoption of SFAS 144 did not have a material affect on Canon’s consolidated financial position and results of operations.

In accordance with SFAS 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs of selling such assets, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

(j)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Plant and equipment under capital leases are stated at the present value of minimum lease payments.

Depreciation is calculated by the declining-balance method, except for some assets which are depreciated by the straight-line method, over the estimated useful lives of the assets. The depreciation period ranges from 3 years to 60 years for buildings and 2 years to 20 years for machinery and equipment.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(k)	Goodwill and Other Intangible Assets

Goodwill represents the excess cost over fair value of assets of businesses acquired. Canon adopted the provisions of Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets”, as of January 1, 2002. Pursuant to SFAS 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144.

(l)	Income Taxes

Canon accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (“SFAS 109”), “Accounting for Income Taxes”. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Canon records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

(m)	Revenue Recognition

Canon generates revenue principally through the sale of consumer products, equipment, supplies and related services under separate contractual arrangements for each. Canon recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer, the sales price is fixed or determinable, and collectibility is probable.

Revenue from sales of consumer products including office imaging products, computer peripherals, business information products and cameras is recognized when the products are received by customers based on the free-on-board destination sales term. Revenue from sales of optical equipment such as steppers and aligners sold with customer acceptance provisions related to their functionality is recognized when the equipment is received by the customer and the specific criteria of the equipment functionality are successfully tested and demonstrated by Canon to the customer. Service revenues are derived primarily from maintenance contracts on our equipment sold to customers and are recognized over the term of the contracts. A substantial portion of the office imaging products is sold with service maintenance guarantee contracts for which the customer typically pays a base service fee plus a variable amount based on usage. Revenue from service maintenance spot contracts for time and materials is recognized as the services are provided. Standard service maintenance fee prices are established depending on equipment classification and include a cost value for the estimated services to be performed based on historical experience plus a profit margin thereon.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Canon enters into arrangements with multiple elements, which may include any combination of products, equipment, installment and maintenance. Canon allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force Issue 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables”: 1) a delivered item has value to customers on a stand-alone basis, 2) there is objective and reliable evidence of fair value of an undelivered item, and 3) the delivery of the undelivered item must be probable and controlled by Canon if the arrangement includes the right of return. The price charged when the element is sold separately generally determines fair value. Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

EITF 00-21 was effective for revenue arrangements entered into after June 30, 2003. EITF 00-21 did not have a material effect on our financial position or results of operations.

Canon records estimated reductions to sales at the time of sale for sales incentive programs including product discounts, customer promotions and volume-based rebates. Estimated reductions in sales are based upon historical trends and other known factors at the time of sale. In addition, Canon provides price protection to reseller customers, and records reductions to sales for the estimated impact of price protection when price protections are announced.

A liability for the estimated product warranty related cost is established at the time revenue is recognized and is included in accrued expenses. Estimates for accrued product warranty cost are based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure.

(n)	Research and Development and Advertising

The costs of research and development and advertising are expensed as incurred.

(o)	Shipping and Handling Costs

Shipping and handling costs totaled ¥40,660 million and ¥39,170 million for the years ended December 31, 2003 and 2002, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

(p)	Derivative Financial Instruments

Canon accounts for its derivative and hedging activities pursuant to Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities” and No. 138 (“SFAS 138”), “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133”. Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

All derivatives are recognized on the consolidated balance sheet at fair value. On the date the derivative contract is entered into, Canon designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge), a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), or a hedge of a net investment in a foreign operation.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Canon formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. Canon also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Canon discontinues hedge accounting prospectively.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within other comprehensive income (loss).

Canon discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is dedesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, Canon continues to carry the derivative on the consolidated balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, Canon continues to carry the derivative on the consolidated balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the consolidated balance sheet and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, Canon continues to carry the derivative on the consolidated balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income (loss) are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, Canon continues to carry the derivative at its fair value on the consolidated balance sheet, and recognizes any changes in its fair value in earnings.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Canon also uses certain derivative financial instruments which do not meet the hedging criteria of SFAS 133 and 138. Canon records these derivative financial instruments on the consolidated balance sheet at fair value. The changes in fair values are recorded in earnings immediately.

(q)	Issuance of Stock by Subsidiaries

The change in the Company’s proportionate share of subsidiary equity resulting from issuance of stock by the subsidiaries is accounted for as an equity transaction.

(r)	Earnings per Share

Basic earnings per share have been computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during each year. Diluted earnings per share reflect the potential dilution and have been computed on the basis that all convertible debentures were converted at beginning of the year or at time of issuance (if later), and that all dilutive warrants were exercised (less the number of treasury shares assumed to be purchased from the proceeds using the average market price of the Company’s common shares).

(s)	Use of Estimates

The preparation of the consolidated financial statements requires management of Canon to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include valuation allowances for receivables, inventories and deferred tax assets; impairment of long-lived assets; environmental liabilities; valuation of derivative instruments; and assets and obligations related to employee benefits. Actual results could differ from those estimates.

(t)	Environmental Liabilities

Liabilities for environmental remediation and other environmental costs are accrued when environmental assessments or remedial efforts are probable and the cost can be reasonably estimated. Such liabilities are adjusted as further information develops or circumstances change. Costs of future obligations are not discounted to their present values.

(u)	Reclassification

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform with the presentation used for the year ended December 31, 2003.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(2)	Foreign Operations

Amounts included in the consolidated financial statements relating to subsidiaries operating in foreign countries are summarized as follows:

	Millions of yen
	2003	2002
Total assets	1,339,854	1,238,800
Net assets	564,041	518,927
Net sales	2,341,221	2,151,062
Net income	74,274	58,883

(3)	Marketable Securities and Investments

Marketable securities and investments include available-for-sale securities. The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for such securities by major security type at December 31, 2003 and 2002 were as follows:

	Millions of yen
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value
2003:
Current:
Available-for-sale:
Japanese and foreign governmental bond securities	65	—	4	61
Corporate debt securities	7	—	—	7
Bank debt securities	71	—	—	71
Fund trusts	51	12	—	63
Equity securities	1,044	78	—	1,122

	1,238	90	4	1,324

Noncurrent:
Available-for-sale:
Japanese and foreign governmental bond securities	243	—	5	238
Corporate debt securities	5,141	53	—	5,194
Fund trusts	2,047	455	—	2,502
Equity securities	6,525	15,534	204	21,855

	13,956	16,042	209	29,789

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

	Millions of yen
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value
2002:
Current:
Available-for-sale:
Japanese and foreign governmental bond securities	59	2	—	61
Corporate debt securities	5,698	44	14	5,728
Bank debt securities	91	—	—	91
Fund trusts	220	90	—	310
Equity securities	1,194	—	129	1,065

	7,262	136	143	7,255

Noncurrent:
Available-for-sale:
Japanese and foreign governmental bond securities	220	7	—	227
Corporate debt securities	5,149	67	43	5,173
Bank debt securities	150	—	—	150
Fund trusts	2,302	—	193	2,109
Equity securities	5,263	2,628	880	7,011

	13,084	2,702	1,116	14,670

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003, were as follows:

	Millions of yen
	Less than 12 months		12 months or longer
		Gross		Gross
		Unrealized		Unrealized
		Holding		Holding
	Fair Value	Losses	Fair Value	Losses
2003:
Current:
Available-for-sale:
Japanese and foreign governmental bond securities	61	4	—	—

	61	4	—	—

Noncurrent:
Available-for-sale:
Japanese and foreign governmental bond securities	238	5	—	—
Equity securities	528	31	756	173

	766	36	756	173

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Net unrealized gains on available-for-sale securities, net of related taxes and minority interests, increased by ¥7,952 million in the year ended December 31, 2003, and decreased by ¥1,732 million in the years ended December 31, 2002.

Maturities of debt securities and fund trust classified as available-for-sale were as follows at December 31, 2003 and 2002:

	Millions of yen
	2003		2002
	Cost	Fair Value	Cost	Fair Value
Due 2003	—	—	6,068	6,190
Due 2004	194	202	—	—
Due between 2004 and 2007	—	—	545	608
Due between 2005 and 2008	1,480	1,932	—	—
Due after 2008	—	—	7,276	7,051
Due after 2009	5,951	6,002	—	—

	7,625	8,136	13,889	13,849

Proceeds from sale of available-for-sale securities were ¥6,544 million and ¥1,099 million in the years ended December 31, 2003 and 2002, respectively.

Realized gains and losses during the years ended December 31, 2003 and 2002 were insignificant.

At December 31, 2003, investments include investment in affiliated companies and non-marketable securities amounting to ¥24,806 million and ¥24,317 million, respectively. At December 31, 2002, investments include investment in affiliated companies and non-marketable securities amounting to ¥30,007 million and ¥19,360 million, respectively.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(4)	Goodwill and Other Intangible Assets

The components of acquired intangible assets excluding goodwill at December 31, 2003 and 2002 were as follows:

	Millions of Yen
	As of December 31, 2003		As of December 31, 2002
	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
Intangible assets subject to amortization:
Software	115,675	80,534	106,664	74,971
Other	6,188	3,319	3,233	1,106

Total	121,863	83,853	109,897	76,077

Intangible assets not subject to amortization at December 31, 2003 and 2002 were insignificant.

Aggregate amortization expense for the years ended December 31, 2003 and 2002 was ¥12,438 million and ¥6,288 million, respectively. Estimated amortization expense for the next five years ending December 31 is ¥12,184 million in 2004, ¥9,498 million in 2005, ¥6,974 million in 2006, ¥3,890 million in 2007, and ¥1,969 million in 2008.

The changes in the carrying amount of goodwill for the year ended December 31, 2003 and 2002 were as follows:

	Millions of Yen
	2003	2002
Balance at beginning of year	13,640	13,375
Goodwill acquired during the year	7,839	806
Impairment losses	—	(503)
Translation adjustment	588	(38)

Balance at end of year	22,067	13,640

In the year ended December 31, 2002, under a continuing negative trend in the business information industries and semiconductor related market, the majority of goodwill impairment loss of ¥503 million was recognized from the business information products and optical and other products reporting units since the carrying amounts of the reporting units were greater than the fair value of the reporting units (as determined using the expected present value of future cash flows) and the carrying amounts of the reporting units goodwill exceeded the implied fair value of that goodwill.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(5)	Investments in Affiliated Companies

Investments in 20% to 50% owned affiliates in which Canon has the ability to exercise significant influence over their operating and financial policies are stated at their underlying equity value. Canon’s equity in retained earnings or deficit of affiliated companies on the equity basis aggregating positive ¥5,887 million, and 6,535 million at December 31, 2003 and 2002 are included in retained earnings.

Canon’s share of the net earnings (loss) of companies carried on the equity method, included in other income (deductions), and dividends received from those companies for the years ended December 31, 2003 and 2002 are as follows:

	Millions of yen
	2003	2002
Net earnings (loss)	(1,124)	(3,521)
Dividends received	288	664

(6)	Short-term Loans and Long-term Debt

Short-term loans consisted of the following:

	Millions of yen
	2003	2002
Bank borrowings	2,941	47,748
Long-term debt due within one year	36,195	19,006

	39,136	66,754

The weighted average interest rates on short-term loans outstanding at December 31, 2003 and 2002 were 2.10% and 2.58%, respectively.

At December 31, 2003 and 2002, unused short-term credit facilities for issuance of commercial paper amounted to ¥53,565 million and ¥59,950 million, respectively.

Long-term debt consisted of the following:

	Millions of yen
	2003	2002
Loans, principally from banks, maturing in installments through 2030; bearing weighted average interest of 2.88% and 2.84% at December 31, 2003 and 2002, respectively, partially secured by mortgage of property, plant and equipment	27,452	20,190
2-3/10% Japanese yen notes, due 2003	—	5,000
1-53/100% Japanese yen notes, due 2003	—	5,000
2-23/40% Japanese yen notes, due 2004	10,000	10,000
2-1/40% Japanese yen notes, due 2004	10,000	10,000
1-22/25% Japanese yen notes, due 2005	5,000	5,000
2-19/20% Japanese yen notes, due 2007	10,000	10,000
2-27/100% Japanese yen notes, due 2008	10,000	10,000
1-2/10% Japanese yen convertible debentures, due 2005	2,577	5,149
1-3/10% Japanese yen convertible debentures, due 2008	9,157	9,882
Capital lease obligations	11,269	10,134

Subtotal	95,455	100,355
Less amount due within one year	36,195	19,006

Total	59,260	81,349

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The aggregate annual maturities of long-term debt outstanding at December 31, 2003 and 2002 were as follows:

	Millions of yen
	2003	2002
2003	—	19,006
2004	36,195	30,944
2005	24,757	16,474
2006	2,893	1,217
2007	12,100	10,262
2008	19,376	—
After 2008	—	22,452
After 2009	134	—

	95,455	100,355

Property, plant and equipment with a book value at December 31, 2003 of ¥11,358 million and 2002 of ¥9,416 million were mortgaged to secure loans from banks.

As is customary in Japan, both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank. Long-term agreements with lenders other than banks also generally provide that Canon must give additional security upon request of the lender.

The 1-2/10% Japanese yen convertible debentures due 2005 are convertible into approximately 1,721,000 shares of common stock at a fixed conversion price of ¥1,497.00 per share, not less than the fair market value of the Company’s common stock on the date of issuance, at December 31, 2003. The debentures are redeemable at the option of the Company between January 1, 2004 and December 31, 2004 at premiums of 1%, and at par thereafter, or, under particular circumstances, at par.

The 1-3/10% Japanese yen convertible debentures due 2008 are convertible into approximately 6,117,000 shares of common stock at a fixed conversion price of ¥1,497.00 per share, not less than the fair market value of the Company’s common stock on the date of issuance, at December 31, 2003. The debentures are redeemable at the option of the Company between January 1, 2004 and December 31, 2007 at premiums ranging from 4% to 1%, and at par thereafter, or, under particular circumstances, at par.

The decrease of convertible debt due to conversion in the years ended December 31, 2003 and 2002 were ¥3,297 million and ¥3,908 million, respectively.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(7)	Employee Retirement and Severance Benefits

The Company and certain of its subsidiaries have contributory and noncontributory defined benefit plans covering substantially all employees after one year of service. Other subsidiaries sponsor unfunded retirement and severance plans. Benefits payable under the plans are based on employee earnings and years of service. The contributory plans mainly represent the Employees’ Pension Fund plans (“EPFs”), composed of the substitutional portions based on the pay-related part of the old age pension benefits prescribed by the Welfare Pension Insurance Law in Japan and the corporate portions based on contributory defined benefit pension arrangements established at the discretion of the Company and its subsidiaries. Management considers that substitutional portions of the EPFs, which are administered by a board of trustees composed of management and labor representatives, represent welfare pension plans carried on behalf of the Japanese government. These contributory and noncontributory plans are funded in conformity with the funding requirements of applicable Japanese governmental regulations.

In January 2003, the Emerging Issues Task Force reached a final consensus on Issue 03-2 (“EITF 03-2”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”. EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an EPF. EITF 03-2 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy. In the year ended December 31, 2003, the government approved applications submitted by the Company and certain of its domestic subsidiaries for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion. On January 30, 2004, management submitted another application for separation of the remaining substitutional portion (that is, the benefit obligation related to past services). After Canon’s applications are approved by the government, the remaining benefit obligation of the substitutional portion (that amount earned by past services) as well as the related government-specified portion of the plan assets of the EPF will be transferred to the government. Accordingly, there has been no effect on Canon’s consolidated financial statements for the year ended December 31, 2003. The aggregate effect of this separation will be determined based on the Company’s total pension benefits obligation as of the date the transfer is completed and the amount of plan assets required to be transferred. Based on the Company’s current estimates as to the total amount of such pension benefits obligation and the amount of plan assets required to be transferred, Canon’s management does not presently expect that this separation will have a significant effect on Canon’s financial condition or results of operation. However, the final amount of the impact could be significantly different depending on any change in the amounts of the pension benefit obligation or plan assets to be transferred.

In December 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 (revised 2003) (“SFAS 132R”), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. SFAS 132R revises and prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. SFAS 132R retains the disclosure requirements contained in the original SFAS 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. SFAS 132R is generally effective for fiscal years ending after December 15, 2003

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Net periodic benefit cost included in selling, general and administrative expenses for Canon’s employee retirement and severance defined benefit plans for the years ended December 31, 2003 and 2002 consisted of the following components:

	Millions of yen
	2003	2002
Service cost — benefits earned during the year	29,024	39,206
Interest cost on projected benefit obligation	20,806	19,270
Expected return on plan assets	(13,959)	(14,523)
Net amortization	10,636	11,841

	46,507	55,794

Weighted-average assumptions:
Discount rate	2.7%	2.7%
Assumed rate of increase in future compensation levels	2.0%	3.4%
Expected long-term rate of return on plan assets	3.6%	3.5%

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Millions of yen
	2003	2002
Change in benefit obligations:
Benefit obligations at beginning of year	766,452	718,091
Service cost	29,024	39,206
Interest cost	20,806	19,270
Plan participants’ contributions	2,102	3,825
Amendments	(52,749)	—
Actuarial gain	(3,398)	(1,916)
Benefits paid	(12,484)	(13,019)
Other	2,637	995

Benefit obligations at end of year	752,390	766,452

Change in plan assets:
Fair value of plan assets at beginning of year	421,642	429,483
Actual return on plan assets	31,008	(33,813)
Employer contributions	29,944	33,661
Plan participants’ contributions	2,102	3,825
Benefits paid	(12,484)	(13,019)
Other	16	1,505

Fair value of plan assets at end of year	472,228	421,642

Funded status	(280,162)	(344,810)
Unrecognized actuarial loss	289,991	329,240
Unrecognized prior service cost	(99,512)	(52,773)
Unrecognized net transition obligation being recognized over 22 years	4,644	4,988

Net amount recognized	(85,039)	(63,355)

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	2,515	2,664
Accrued pension and severance cost	(238,001)	(285,129)
Intangible assets	86	144
Accumulated other comprehensive income (loss), gross of tax	150,361	218,966

Net amount recognized	(85,039)	(63,355)

Pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	745,781	709,881
Accumulated benefit obligation	697,711	650,339
Fair value of plan assets	466,970	369,777

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Information with respect to domestic plans is as follows:

Measurement date

The Company and certain of its domestic subsidiaries use a October 1 measurement date for the majority of its plans.

Assumptions

Weighted-average assumptions used to determine benefit obligations at December 31:

	2003	2002
Discount rate	2.5%	2.5%
Assumed rate of increase in future compensation levels	1.9%	3.3%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31:

	2003	2002
Discount rate	2.5%	2.5%
Assumed rate of increase in future compensation levels	3.3%	3.3%
Expected long-term rate of return on domestic plan assets	3.1%	3.0%

Canon determines the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. Canon considers the current expectations for future returns and the actual historical returns of each plan asset category.

Obligations

The accumulated benefit obligation for all domestic defined benefit plans was ¥647,447 million and ¥652,416 million at December 31, 2003 and 2002, respectively.

Plan assets

Canon’s domestic benefit plan weighted-average asset allocations at December 31, 2003 and 2002 by asset category are as follows:

Asset Category	2003	2002
Equity securities	29.6%	35.6%
Debt securities	26.8%	32.8%
Cash	21.8%	6.8%
Life insurance company general accounts	21.1%	24.1%
Other	0.7%	0.7%

	100.0%	100.0%

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Canon’s investment policies are designed to ensure adequate plan assets are available to provide future payments of pension benefits to eligible participants. Taking into account the expected long-term rate of return on plan assets, Canon formulates a “model” portfolio comprised of the optimal combination of equity securities and debt securities. Plan assets are invested in individual equity and debt securities using the guidelines of the “model” portfolio in order to produce a total return that will match the expected return on a mid-term to long-term basis. Canon evaluates the gap between expected return and actual return of invested plan assets on an annual basis to determine if such differences necessitate a revision in the formulation of the “model” portfolio. Canon revises the “model” portfolio when and to the extent considered necessary to achieve the expected long-term rate of return on plan assets.

Equity securities include common stock of the Company and certain of its domestic subsidiaries in the amounts of ¥796 million (0.2 percent of total domestic plan assets) and ¥1,477 million (0.4 percent of total domestic plan assets) at December 31, 2003 and 2002, respectively.

Cash flows

Canon expects to contribute ¥40,044 million to its domestic defined benefit plan in the year ending December 31, 2004.

(8)	Income Taxes

Total income taxes were allocated as follows:

	Millions of yen
	2003	2002
Income before income taxes and minority interests	162,653	134,703
Stockholders’ equity — accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(3,469)	2,387
Net unrealized gains and losses on securities	4,692	(1,188)
Net losses on derivative instruments	27	1,513
Minimum pension liability adjustments	39,738	(10,680)

Total	203,641	126,735

Domestic and foreign components of income before income taxes and minority interests (“Income before income taxes”), and the current and deferred income tax expense (benefit) attributable to such income before income taxes are summarized as follows:

		Millions of yen
		Japanese	Foreign	Total
2003:
Income before income taxes		337,093	111,077	448,170

Income taxes:	Current	132,204	33,484	165,688
	Deferred	(5,828)	2,793	(3,035)

Total		126,376	36,277	162,653

2002:
Income before income taxes		237,677	92,340	330,017

Income taxes:	Current	109,102	27,389	136,491
	Deferred	(7,212)	5,424	(1,788)

Total		101,890	32,813	134,703

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The Company and certain of its domestic subsidiaries are subject to a corporate tax of 30%, an inhabitant tax of 9.8% and a deductible business tax of 6%, which in the aggregate resulted in a statutory income tax rate of approximately 42%.

Amendments to the Japanese tax regulations were enacted on March 24, 2003. As a result of these amendments, the statutory income tax rate was reduced from approximately 42% to 40% effective from the year beginning January 1, 2005. Consequently, the statutory tax rate is to be lowered to approximately 40% applicable for deferred tax assets and liabilities expected to be settled or realized subsequent to January 1, 2005. The adjustments of deferred tax assets and liabilities for this change in the tax rate are ¥3,613 million and have been reflected in the consolidated statements of income for the year ended December 31, 2003.

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	2003	2002
Japanese statutory income tax rate	42.0%	42.0%
Increase (reduction) in income taxes resulting from:
Expenses not deductible for tax purposes	0.2	0.5
Tax benefits not recognized on operating losses of subsidiaries	0.1	0.2
Income of foreign subsidiaries taxed at lower than Japanese normal tax rate	(2.5)	(2.5)
Tax credit for increased research and development expenses	(1.4)	(1.6)
Effect of enacted changes in tax laws and rates on research and development expenses	(2.6)	—
Effect of enacted changes in tax laws and rates on business taxes	0.8	—
Other	(0.3)	2.2

Effective income tax rate	36.3%	40.8%

Net deferred income tax assets and liabilities are reflected on the accompanying consolidated balance sheets under the following captions:

	Millions of yen
	2003	2002
Prepaid expenses and other current assets	44,198	42,386
Other assets	124,706	167,298
Other current liabilities	(2,575)	(1,213)
Other noncurrent liabilities	(19,302)	(16,120)

Total	147,027	192,351

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are presented below:

	Millions of yen
	2003	2002
Deferred tax assets:
Inventories	13,540	12,813
Accrued business tax	8,684	6,794
Accrued pension and severance cost	45,149	42,253
Minimum pension liability adjustments	56,526	97,454
Research and development — costs capitalized for tax purposes	20,766	21,215
Property, plant and equipment	17,074	14,699
Net operating losses carried forward	6,279	6,119
Other	35,624	41,137

Total gross deferred tax assets	203,642	242,484
Less valuation allowance	8,401	9,683

Net deferred tax assets	195,241	232,801

Deferred tax liabilities:
Land including deferred gain on sale	(2,059)	(2,540)
Undistributed earnings of foreign subsidiaries	(6,424)	(10,002)
Net unrealized gains on securities	(4,521)	(400)
Other	(35,210)	(27,508)

Total gross deferred tax liabilities	(48,214)	(40,450)

Net deferred tax assets	147,027	192,351

The valuation allowance for deferred tax assets as of January 1, 2002 was ¥12,875 million. The net changes in the total valuation allowance for the years ended December 31, 2003 and 2002 were decreases of ¥1,282 million and ¥3,192 million, respectively.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not that Canon will realize the benefits of these deferred tax assets, net of the existing valuation allowances at December 31, 2003.

At December 31, 2003, Canon had net operating losses carried forward for income tax purposes of approximately ¥18,679 million which were available to reduce future taxable income, if any. Periods available to reduce future taxable income vary in each tax jurisdiction and range from one year to an indefinite period as follows:

Millions of yen
Within one year	816
After one year through five years	10,566
After five years through ten years	2,771
Indefinite period	4,526

Total	18,679

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Canon has not recognized deferred tax liabilities of approximately ¥36,661 million and ¥34,534 million for the portion of undistributed earnings of foreign subsidiaries that arose in the year ended December 31, 2003, 2002 and prior years because Canon currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. Deferred tax liabilities will be recognized when Canon expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. As of December 31, 2003 and 2002, such undistributed earnings of these subsidiaries were approximately ¥420,828 million and ¥373,724 million, respectively.

(9)	Common Stock

During the years ended December 31, 2003 and 2002, the Company issued 2,202,401 shares, and 2,853,912 shares of common stock, respectively. The issuance of 243,360 shares during the year ended December 31, 2002 was in connection with the acquisition of the outstanding minority ownership interest of Canon Components, Inc. The acquisition of the minority interest was consummated on May 1, 2002, whereby Canon Components Inc. became a wholly-owned subsidiary of the Company. The remaining issuance of the shares of the Company was in connection with conversion of convertible debt.

(10)	Legal Reserve and Cash Dividends

The amount available for dividends under the Japanese Commercial Code is based on the amount recorded in the Company’s nonconsolidated books of account in accordance with financial accounting standards of Japan. The adjustments, included in the accompanying consolidated financial statements to have them conform with accounting principles generally accepted in the United States of America, but not recorded in the books of account, have no effect on the determination of retained earnings available for dividends under the Japanese Commercial Code.

(11)	Noncash Financing Activities

In the years ended December 31, 2003 and 2002, common stock and additional paid-in capital arising from conversion of convertible debt amounted to ¥3,297 million and ¥3,908 million, respectively. As a result of the acquisition of the outstanding minority ownership interest of Canon Components Inc. and the issuance of common stock in connection with the acquisition during the year ended December 31, 2002, goodwill classified as other assets and additional paid-in capital increased by ¥795 million and ¥1,052 million, respectively, and minority interests decreased by ¥257 million.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(12)	Other Comprehensive Income (Loss)

Change in accumulated other comprehensive income (loss) is as follows:

	Millions of yen
	2003	2002
Foreign currency translation adjustments:
Balance at beginning of year	(68,524)	(52,660)
Adjustments for the year	(15,277)	(15,864)

Balance at end of year	(83,801)	(68,524)

Net unrealized gains and losses on securities:
Balance at beginning of year	(1,168)	564
Adjustments for the year	7,952	(1,732)

Balance at end of year	6,784	(1,168)

Net losses on derivative instruments:
Balance at beginning of year	(334)	(2,423)
Adjustments for the year	37	2,089

Balance at end of year	(297)	(334)

Minimum pension liability adjustments:
Balance at beginning of year	(96,441)	(80,649)
Adjustments for the year	30,480	(15,792)

Balance at end of year	(65,961)	(96,441)

Total accumulated other comprehensive income (loss):
Balance at beginning of year	(166,467)	(135,168)
Adjustments for the year	23,192	(31,299)

Balance at end of year	(143,275)	(166,467)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Millions of yen
	Before-tax	Tax (expense)	Net-of-tax
	amount	or benefit	amount
2003:
Foreign currency translation adjustments:
Amount arising during the year	(19,115)	3,469	(15,646)
Reclassification adjustments for gains and losses realized in net income	369	—	369

Net change during the year	(18,746)	3,469	(15,277)
Net unrealized gains and losses on securities:
Amount arising during the year	12,129	(4,477)	7,652
Reclassification adjustments for gains and losses realized in net income	515	(215)	300

Net change during the year	12,644	(4,692)	7,952
Net losses on derivative instruments:
Amount arising during the year	(726)	305	(421)
Reclassification adjustments for gains and losses realized in net income	790	(332)	458

Net change during the year	64	(27)	37
Minimum pension liability adjustments	70,218	(39,738)	30,480

Other comprehensive income (loss)	64,180	(40,988)	23,192

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

	Millions of yen
	Before-tax	Tax (expense)	Net-of-tax
	amount	or benefit	Amount
2002:
Foreign currency translation adjustments:
Amount arising during the year	(13,521)	(2,908)	(16,429)
Reclassification adjustments for gains and losses realized in net income	44	521	565

Net change during the year	(13,477)	(2,387)	(15,864)
Net unrealized gains and losses on securities:
Amount arising during the year	(2,331)	872	(1,459)
Reclassification adjustments for gains and losses realized in net income	(589)	316	(273)

Net change during the year	(2,920)	1,188	(1,732)
Net losses on derivative instruments:
Amount arising during the year	(1,052)	442	(610)
Reclassification adjustments for gains and losses realized in net income	4,654	(1,955)	2,699

Net change during the year	3,602	(1,513)	2,089
Minimum pension liability adjustments	(26,472)	10,680	(15,792)

Other comprehensive income (loss)	(39,267)	7,968	(31,299)

(13)	Earnings per Share

A reconciliation of the numerators and denominators of basic and diluted earnings per share for “Income before cumulative effect of change in accounting principle” computations is as follows:

	Millions of yen
	2003	2002
Income before cumulative effect of change in accounting principle	275,730	190,737
Effect of dilutive securities:
1% Japanese yen convertible debentures, due 2002	—	26
1-2/10% Japanese yen convertible debentures, due 2005	36	48
1-3/10% Japanese yen convertible debentures, due 2008	86	91

Diluted income before cumulative effect of change in accounting principle	275,852	190,902

	Number of shares
	2003	2002
Average common shares outstanding	878,648,844	876,716,443
Effect of dilutive securities:
1% Japanese yen convertible debentures, due 2002	—	1,952,315
1-2/10% Japanese yen convertible debentures, due 2005	2,664,354	3,446,071
1-3/10% Japanese yen convertible debentures, due 2008	6,382,560	6,624,428

Diluted common shares outstanding	887,695,758	888,739,257

	Yen
	2003	2002
Earnings per share before cumulative effect of change in accounting principle:
Basic	313.81	217.56
Diluted	310.75	214.80

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(14)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign exchange contracts and interest rate swaps utilized by the Company and certain of its subsidiaries to reduce these risks. Canon assesses foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

The major manufacturing bases of Canon are located in Japan and Asia. The sales generated from overseas are mainly denominated in U.S. dollar or euro. Therefore, Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollar and euro into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales which are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Interest rate risk management

Canon’s exposure to the market risk of changes in interest rates relates primarily to its debt obligations. The fixed-rate debt obligations expose Canon to variability in their fair values due to changes in interest rates. To manage the variability in fair values caused by interest rate changes, Canon enters into interest rate swaps when it is determined to be appropriate based on market conditions. The interest rate swaps change the fixed-rate debt obligations to variable-rate debt obligations by entering into receive-fixed, pay-variable interest rate swaps. The hedging relationship between the interest rate swaps and its hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk.

Fair value hedge

Derivative financial instruments designated as fair value hedges principally relate to interest rate swaps associated with fixed rate debt obligations. Changes in fair values of the hedged debt obligations and derivative instruments designated as fair value hedges of these debt obligations are recognized in other income (deductions). There is no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for the years ended December 31, 2003 and 2002 as the critical terms of the interest rate swaps match the terms of the hedged debt obligations.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Cash flow hedge

Changes in the fair value of derivative financial instruments designated and qualifying as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales and interest rate swaps associated with variable rate debt obligation, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all accumulated other comprehensive income (loss) at year end is expected to be recognized in earnings over the next twelve months. Canon excludes the time value component of the hedging instruments from the assessment of hedge effectiveness.

The effective portions of changes in the fair value of foreign exchange contracts designated as cash flow hedges and reported in accumulated other comprehensive income (loss), net of the related tax effect, are losses of ¥445 million and ¥610 million for the years ended December 31, 2003 and 2002. The amounts which were reclassified out of accumulated other comprehensive income (loss) into other income (deductions), net of the related tax effect, are net losses of ¥674 million and ¥2,699 million for the years ended December 31, 2003 and 2002 . The amounts of the hedging ineffectiveness is not material for the years ended December 31, 2003 and 2002. The sum of the amount of net gains or losses excluded from the assessment of hedge effectiveness which are also recorded in other income (deductions), net of the related tax effect, are net gains of ¥490 million and ¥668 million for the years ended December 31, 2003 and 2002.

Canon has entered into certain foreign exchange contracts which do not meet the hedging criteria of SFAS 133 and 138. Canon records these foreign exchange contracts on the balance sheet at fair value. The changes in fair values are recorded in earnings immediately. The notional amounts of those foreign exchange contracts were ¥408,540 million and ¥362,276 million at December 31, 2003 and 2002.

The effective portions of changes in the fair value of interest rate swap contracts designated as cash flow hedges and reported in accumulated other comprehensive income (loss), net of the related tax effect, is a gain of ¥24 million for the year ended December 31, 2003. The amount which was reclassified out of accumulated other comprehensive income (loss) into other income (deductions), net of the related tax effect, is a net gain of ¥216 million for the year ended December 31, 2003. The amounts of the hedging ineffectiveness is not material for the year ended December 31, 2003. The sum of the amount of net gains or losses excluded from the assessment of hedge effectiveness which are also recorded in other income (deductions), net of the related tax effect, is not material for the year ended December 31, 2003.

Canon has entered into certain interest rate swap agreements which do not meet the hedging criteria of SFAS 133 and 138. Canon records these interest rate swap agreements on the balance sheet at fair value. The changes in fair values are recorded in earnings immediately. The notional amount of those interest rate swap agreements was ¥57,270 million at December 31, 2002. Canon recognized net losses related to those interest rate swaps in the amount of ¥94 million and ¥1,738 million for the years ended December 31, 2003 and 2002, respectively, and classified such amount in other income (deduction).

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Contract amounts of foreign exchange contracts and interest rate swaps at December 31, 2003 and 2002 are set forth below:

	Millions of yen
	U.S. dollars	euro	Other	Total
2003:
To sell foreign currencies	232,013	191,537	23,993	447,543
To buy foreign currencies	11,151	3,261	7,972	22,384
Receive-fixed interest rate swaps	—	1,337	—	1,337
Pay-fixed interest rate swaps	—	21,227	—	21,227
2002:
To sell foreign currencies	262,408	138,631	21,757	422,796
To buy foreign currencies	3,586	2,307	759	6,652
Receive-fixed interest rate swaps	—	—	180	180
Pay-fixed interest rate swaps	56,019	1,251	—	57,270

(15)	Commitments and Contingent Liabilities

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, as interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34”. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. The initial recognition and measurement provisions of FIN 45 were applicable to guarantees issued or modified after December 31, 2002.

Canon provides guarantees to third parties of bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less risk of finance. For each guarantee provided, Canon would have to perform under a guarantee, if the borrower defaults on a payment within the contract periods of 1 year to 30 years in the case of employees with housing loans, and of 1 year to 10 years in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥58,299 million at December 31, 2003. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2003 were insignificant. Certain of those guarantees secured by guarantees issued to Canon by other parties amounted to ¥950 million at December 31, 2003.

Canon Inc. and its consolidated subsidiaries provide guarantees to third parties of certain obligations of their consolidated subsidiaries. At December 31, 2003, these guarantees amounted to ¥55,730 million . To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above figure.

At December 31, 2003 and 2002, commitments outstanding for the purchase of property, plant and equipment and Deposits made under operating leases arrangements are summarized as follows:

	Millions of yen
	2003	2002
Commitments outstanding for the purchase of property, plant and equipment	54,947	29,539
Deposits made under operating lease arrangements	15,092	18,133

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Future minimum lease payments required under capital and noncancellable operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2003 are as follows:

	Millions of yen
	Capital	Operating
Year ending December 31:	Leases	Leases
2004	5,200	11,769
2005	3,986	8,591
2006	1,244	6,713
2007	561	5,129
2008	204	3,926
Later years	72	7,302

Total future minimum lease payments	11,267	43,430

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty cost for the year ended December 31, 2003 and 2002 are summarized as follows:

	Millions of yen
	2003	2002
Balance at beginning of year	7,516	7,038
Addition	10,919	8,351
Utilization	(7,834)	(7,763)
Other	(89)	(110)

Balance at end of year	10,512	7,516

(16)	Disclosures about the Fair Value of Financial Instruments

Cash and cash equivalents, Trade receivables, Short-term loans, Trade payables, Accrued expenses

The carrying amount approximates fair value because of the short maturity of these instruments.

Marketable securities and Investments

The fair values of Canon’s marketable securities and investments are based on quoted market prices.

Noncurrent receivables

The fair values of Canon’s noncurrent receivables are based on the present value of future cash flows through estimated maturity, discounted using estimated market discount rates. Their carrying amounts at December 31, 2003 and 2002 totaled ¥16,543 million and ¥20,568 million, respectively, which approximate fair values because of their short duration.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Long-term debt

The fair values of Canon’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using Canon’s current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest rate swaps, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

The estimated fair values of Canon’s financial instruments at December 31, 2003 and 2002 are summarized as follows:

	Millions of yen
	2003		2002
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Nonderivatives:
Assets:
Marketable securities and Investments	55,430	55,430	41,285	41,285
Liabilities:
Long-term debt, including current installments	(95,455)	(123,700)	(100,355)	(132,574)
Derivatives relating to:
Forecasted intercompany sales transactions:
Assets	347	347	808	808
Liabilities	(1,093)	(1,093)	(622)	(622)
Trade receivables:
Assets	3,413	3,413	3,851	3,851
Liabilities	(6,604)	(6,604)	(2,938)	(2,938)
Long-term debt, including current installments:
Interest rate swaps:
Assets	—	—	1	1
Liabilities	(55)	(55)	(1,149)	(1,149)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(17)	Supplementary Expense Information

	Millions of yen
	2003	2002
Research and development	259,140	233,669
Depreciation of property, plant and equipment	168,636	158,469
Rent	42,131	44,195
Advertising	100,278	71,725
Exchange losses	20,311	23,468

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(18)	Segment information

Segment information by product	(Millions of Yen)
			Optical	Corporate
	Business		and other	and
2003:	machines	Cameras	products	Eliminations	Consolidated
Net sales:
Unaffiliated customers	2,273,904	653,540	270,628	—	3,198,072
Intersegment	—	—	141,718	(141,718)	—
Total	2,273,904	653,540	412,346	(141,718)	3,198,072

Operating cost and expenses	1,786,808	527,222	423,760	5,858	2,743,648

Operating profit	487,096	126,318	(11,414)	(147,576)	454,424

Assets	1,260,790	317,672	418,208	1,185,478	3,182,148
Depreciation and amortization	118,556	17,712	20,526	26,810	183,604
Capital expenditure	105,700	25,894	31,483	46,961	210,038

	(Millions of Yen)
			Optical and	Corporate
	Business		other	and
2002:	machines	Cameras	products	Eliminations	Consolidated
Net sales:
Unaffiliated customers	2,226,195	485,778	228,155	—	2,940,128
Intersegment	—	—	139,608	(139,608)	—
Total	2,226,195	485,778	367,763	(139,608)	2,940,128

Operating cost and expenses	1,815,179	415,488	379,415	(16,313)	2,593,769

Operating profit	411,016	70,290	(11,652)	(123,295)	346,359

Assets	1,296,829	263,532	338,377	1,043,968	2,942,706
Depreciation and amortization	106,865	14,118	19,817	24,460	165,260
Capital expenditure	104,877	15,627	23,767	54,431	198,702

Notes:

1	General corporate expenses of ¥147,616 million and ¥123,193 million in the years ended December 31, 2003 and 2002, respectively, are included in “Corporate and Eliminations.”

2	Corporate assets of ¥1,185,506 million and ¥1,044,036 million as of December 31,2003 and 2002, respectively, which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Segment information by geographic area		(Millions of Yen)
					Corporate
					and
2003:	Japan	Americas	Europe	Others	Eliminations	Consolidated
Net sales:
Unaffiliated customers	856,851	1,044,998	968,938	327,285	—	3,198,072
Intersegment	1,662,172	8,101	3,861	503,119	(2,177,253)	—

Total	2,519,023	1,053,099	972,799	830,404	(2,177,253)	3,198,072

Operating cost and expenses	2,025,442	998,492	946,282	806,281	(2,032,849)	2,743,648

Operating profit	493,581	54,607	26,517	24,123	(144,404)	454,424

Assets	1,600,726	306,140	546,625	249,755	478,902	3,182,148

	(Millions of Yen)
					Corporate
					and
2002:	Japan	Americas	Europe	Others	Eliminations	Consolidated
Net sales:
Unaffiliated customers	789,066	1,007,572	852,931	290,559	—	2,940,128
Intersegment	1,475,091	9,791	4,639	426,914	(1,916,435)	—

Total	2,264,157	1,017,363	857,570	717,473	(1,916,435)	2,940,128

Operating cost and expenses	1,867,817	969,542	836,341	699,420	(1,779,351)	2,593,769

Operating profit	396,340	47,821	21,229	18,053	(137,804)	346,359

Assets	1,485,238	346,021	460,521	202,388	448,538	2,942,706

Notes:

1	General corporate expenses of ¥147,616 million and ¥123,193 million in the years ended December 31, 2003 and 2002, respectively, are included in “Corporate and Eliminations.”

2	Corporate assets of ¥1,185,506 million and ¥1,044,036 million as of December 31,2003 and 2002, respectively, which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in “Corporate and Eliminations.”

3	Segment information by geographic area is determined by the location of Canon or its relevant subsidiary.

Segment information - Sales by region				(Millions of Yen)
	2003		2002
	Sales	Component	Sales	Component
Japan	801,400	25.1%	732,551	24.9%
Americas	1,045,166	32.7%	1,010,166	34.4%
Europe	969,042	30.3%	857,167	29.1%
Other areas	382,464	11.9%	340,244	11.6%

Total	3,198,072	100.0%	2,940,128	100.0%

Note:	This summary of net sales by region of destination is determined by the location of the customer.